CLECO CORPORATE HOLDINGS LLC	EXHIBIT 21

Subsidiaries of the Registrant as of December 31, 2025

SUBSIDIARIES OF REGISTRANT OR ORGANIZATION	STATE OF INCORPORATION
Cleco Power LLC	Louisiana
Cleco Securitization I LLC	Louisiana
Cleco Securitization II LLC	Louisiana